UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

(Amendment No.    )

DAVIDsTEA Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

238661102

(CUSIP Number)

TDM Asset Management Pty Ltd Level 9, 131 Macquarie Street Sydney NSW 2000, Australia Attn: Jason Sandler Tel: +61 418 192 523	copies to: Steve Tonsfeldt Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 238661102	13D	Page 2 of 6 Pages

1.	Name of reporting person TDM Asset Management Pty Ltd
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Australia
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 3,162,520
	8.	Shared voting power 0
	9.	Sole dispositive power 3,162,520
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,162,520
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.2% (1)
14.	Type of reporting person (see instructions) OO (2)

(1)	Based upon 25,897,837 shares of the Issuer’s common shares outstanding as of April 18, 2018, as reported by the Issuer on its Form 10-K filed with the Securities and Exchange Commission on April 19, 2018.
(2)	Non-U.S. Institution.

CUSIP NO. 238661102	13D	Page 3 of 6 Pages

EXPLANATORY NOTE

TDM Asset Management PTY Ltd (“TDM”) previously reported its beneficial ownership on Schedule 13G (and amendments thereto) with respect to the Common Shares of DAVIDsTEA Inc. (the “Issuer”), in accordance with Rule 13d-1(b). Ben Gisz, a director of TDM, has consented to act as a director of the Issuer and has been put forward by the Issuer as a nominee for the Issuer’s board of directors (the “Board”). Accordingly, although TDM does not necessarily believe that it is required to file this Schedule 13D as a result of Mr. Gisz consenting to act as a director of the Issuer, TDM has determined to file this Schedule 13D with the Securities and Exchange Commission on Schedule 13D.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Shares of DAVIDsTEA Inc. The principal executive office of DAVIDsTEA Inc. is located at 5430 Ferrier, Mount-Royal, Québec, Canada, H4P 1M2

Item 2.	Identity and Background.

The Name of Person Filing is: TDM Asset Management Pty Ltd

The place of TDM’s organization: Australia - TDM is an Australian registered private company

The principal business of TDM: TDM is private investment manager, the principal business of which is to make investments.

The Address of Principal Business and Address of its Principal Business Office of TDM is:

Level 9, 131 Macquarie Street

Sydney

New South Wales

Australia

During the last five years, TDM has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The 3,162,520 Common Shares Stock held by TDM were purchased for the accounts of TDM for aggregate consideration of approximately US$ 26.48 million. The source of funds used to acquire the Common Shares was the working capital of TDM’s accounts.

CUSIP NO. 238661102	13D	Page 4 of 6 Pages

Item 4.	Purpose of Transaction.

TDM purchased the Common Shares based on TDM’s belief that the Common Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to TDM, and the availability of Common Shares at prices that would make the purchase or sale of Common Shares desirable, TDM may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as TDM may deem advisable.

On 10 May 2018, Ben Gisz, a director of TDM, was put forward by the Issuer, with the agreement of Mr. Gisz, as a nominee for the Board. The nomination is part of a plan to renew the Board and support the current management team in executing its vision for the Issuer to deliver value to all shareholders. This is in response to actions from the Issuer’s largest shareholder who is proposing an alternative slate of directors and taking control of the Issuer. The Issuer, TDM and, to TDM’s belief, other major shareholders, believe this would not be in the best interests of the Issuer or all shareholders.

Other than as described above in this Item 4, TDM has no present plan or proposal relating to or that would result in any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D (with the exception of 4(d) to which the above relates). However, as part of the ongoing evaluation of this investment and investment alternatives, TDM may: consider such matters and, subject to applicable law and the policies of the Issuer, may formulate a plan with respect to such matters; from time to time hold discussions with or make formal proposals to management or the Board, other stockholders of the Company or other third parties regarding such matters; purchase additional Common Shares, or sell some or all of its Common Shares; or change its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate number of Common Shares beneficially owned by TDM: 3,162,250

Percentage of the outstanding number of Common Shares owned by TDM:    12.2%

(b)	TDM has the sole power to vote and invest the 3,162,250 Common Shares, and does not have shared voting or investment power over the Common Shares.

(c)	No transactions in the Common Shares were effected by TDM during the past sixty days or since the most recent filing on Schedule 13G.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Shares set forth above.

(e)	Not applicable.

CUSIP NO. 238661102	13D	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7.	Materials to be Filed as Exhibits.

None.

CUSIP NO. 87582Y108	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2018

TDM Asset Management Pty Ltd

By:	/s/ Benjamin Gisz
Name:	Benjamin Gisz
Director